Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-162195
Dated March 23, 2011

Release

NEW YORK	23 March 2011

Deutsche Bank and Invesco PowerShares Launch First Exchange Traded Notes Linked to Foreign Sovereign Bond Futures

Deutsche Bank and Invesco PowerShares Capital Management, LLC today announced the launch of six Exchange Traded Notes (ETNs) linked to the foreign sovereign bond futures. These will be the first ETNs to provide investors with leveraged or unleveraged exposure to the U.S. dollar value of the returns of German sovereign bond futures, Italian sovereign bond futures and Japanese sovereign bond futures. These ETNs expand upon Deutsche Bank’s product line-up that already includes leveraged ETNs linked to US Ultra T-Bond Futures.

The ETNs will be listed for trading on the NYSE Arca, under the following symbols:

PowerShares DB German Bund Futures ETN:	(NYSE Arca: BUNL)
PowerShares DB 3x German Bund Futures ETN:	(NYSE Arca: BUNT)
PowerShares DB Italian Treasury Bond Futures ETN:	(NYSE Arca: ITLY)
PowerShares DB 3x Italian Treasury Bond Futures ETN:	(NYSE Arca: ITLT)
PowerShares DB Japanese Govt Bond Futures ETN:	(NYSE Arca: JGBL)
PowerShares DB 3x Japanese Govt Bond Futures ETN:	(NYSE Arca: JGBT)

The ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch. The returns of each ETN are obtained by combining the month-over-month performance or three times the month-over-month performance of the DB USD Bund Futures Index, the DB USD BTP Futures Index or the DB USD JGB Futures Index, as applicable, with the monthly returns of the DB 3-Month T-Bill Index, less an investor fee.

The DB USD Bund Futures Index measures the performance of a long investment in Euro-Bund Futures, the DB USD BTP Futures Index measures the performance of a long position in Euro-BTP Futures and the DB USD JGB Futures Index measures the performance of a long investment in 10-year JGB Futures.

“We are delighted to expand our successful exchange-traded platform to now include foreign fixed income futures-based products,” said Martin Kremenstein, Director within Deutsche Bank’s db-X business. “In addition, we are pleased to provide investors a convenient way to take a view on the sovereign debt of Germany, Italy and Japan.”

db-X is Deutsche Bank's exchange-traded product platform, which provides institutional and retail investors access to the Bank's global resources and expertise.

Issued by press department of Deutsche Bank AG NY	Internet: http://www.db.com
60 Wall Street, New York, NY 10005	http://www.db.com/press
Phone: +1 (212) 250-7171	E-Mail: press-media-relations.americas@db.com

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For more information about Deutsche Bank’s exchange-traded products business in the U.S., please visit:  http://www.dbfunds.db.com. The ETNs may not be suitable for all investors.

For further information, please call:

Deutsche Bank AG

Amanda Williams
Phone: +1(212) 250-1499
amanda.williams@db.com

About Deutsche Bank

Deutsche Bank is a leading global investment bank with a substantial private clients franchise. Its businesses are mutually reinforcing. A leader in Germany and Europe, the bank is continuously growing in North America, Asia and key emerging markets. With more than 100,000 employees in 74 countries, Deutsche Bank offers unparalleled financial services throughout the world. The bank competes to be the leading global provider of financial solutions, creating lasting value for its clients, shareholders, people and the communities in which it operates.

www.db.com

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about Deutsche Bank AG and these offerings. You may get these documents without cost by visiting powersharesetns.com or dbfunds.db.com/notes or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800-983-0903 or 877-369-4617, or you may request a copy from any dealer participating in these offerings.

About Invesco PowerShares

Invesco PowerShares Capital Management LLC is leading the Intelligent ETF Revolution® through its family of more than 145 domestic and international exchange-traded funds, which seek to outperform traditional benchmark indexes while providing advisors and investors access to an innovative array of focused investment opportunities. With franchise assets over $61 billion as of Feb. 28, 2011, PowerShares ETFs trade on both U.S. stock exchanges. For more information, please visit us at invescopowershares.com.

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